UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)
                                (Amendment No. 4)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              The Taiwan Fund, Inc
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    874036106
                                 (CUSIP Number)

                                 Barry M. Olliff
            c/o City of London Investment Management Company Limited
                     10 Eastcheap, London EC3M ILX, England
                                +44 207 711 0771
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                January 31, 2006
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box / /.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

===================                                                  ===========
CUSIP NO. 874036106                    13D                           PAGE 2 of 5
===================                                                  ===========

================================================================================
     1       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             City of London Investment Group PLC, a company incorporated under the laws of England and Wales.
------------ -------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (A) [_]
                                                                         (B) [_]

------------ -------------------------------------------------------------------
     3       SEC USE ONLY


------------ -------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             OO
------------ -------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEM 2(d) OR 2(e)
                                                                             [_]
------------ -------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             England and Wales
--------------------------------------------------------------------------------
  NUMBER OF              7      SOLE VOTING POWER

   SHARES                       1,859,437
                   ------------ ------------------------------------------------
BENEFICIALLY             8      SHARED VOTING POWER

  OWNED BY                      0
                   ------------ ------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER

  REPORTING                     1,859,437
                   ------------ ------------------------------------------------
   PERSON               10      SHARED DISPOSITIVE POWER

    WITH                        0
------------ -------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,859,437
------------ -------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES
                                                                             [_]
------------ -------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             11.34%
------------ -------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             HC
================================================================================

                               (Page 2 of 5 Pages)

===================                                                  ===========
CUSIP NO. 874036106                    13D                           PAGE 3 of 5
===================                                                  ===========

================================================================================
     1       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             City of London Investment Group PLC, a company incorporated under the laws of England and Wales.
------------ -------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (A) [_]
                                                                         (B) [_]

------------ -------------------------------------------------------------------
     3       SEC USE ONLY


------------ -------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             WC
------------ -------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEM 2(d) OR 2(e)
                                                                             [_]
------------ -------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             England and Wales
--------------------------------------------------------------------------------
  NUMBER OF              7      SOLE VOTING POWER

   SHARES                       1,859,437
                   ------------ ------------------------------------------------
BENEFICIALLY             8      SHARED VOTING POWER

  OWNED BY                      0
                   ------------ ------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER

  REPORTING                     1,859,437
                   ------------ ------------------------------------------------
   PERSON               10      SHARED DISPOSITIVE POWER

    WITH                        0
------------ -------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,859,437
------------ -------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES
                                                                             [_]
------------ -------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             11.34%
------------ -------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             IA
================================================================================

                               (Page 3 of 5 Pages)

          This Amendment No. 4 to Schedule 13D (this "Amendment No. 4") should be read in conjunction with the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on August 14, 2003 (the "Original
          Schedule 13D") by City of London Investment Group PLC and City of London Investment Management Company Limited relating to the shares of common stock, par value $.01 per share (the "Shares"), of The Taiwan Fund, Inc., (the "Fund"), with Amendment No. 1 to Schedule 13D filed with the SEC on March 31, 2004 ("Amendment No. 1"), with Amendment No. 2 to Schedule 13D filed with the SEC on June 30, 2004 ("Amendment No. 2"), and with Amendment No. 3 to Schedule 13D filed with the SEC on August 17, 2005 ("Amendment No. 3"). This Amendment No. 4 amends and restates Item 5 of the Original Schedule 13D in its entirety. All other information in the Original Schedule 13D remains in effect. All capitalized terms used herein and not otherwise defined shall have the meanings ascribed thereto in the Original Schedule 13D.


ITEM 5.   INTERESTS IN SECURITIES OF THE ISSUER.

          (a) and (b). As of January 31, 2006, EWF, GEM, IEM, GFM I, FREE and the Accounts owned directly 128,256, 143,045, 492,000, 32,100,
          211,400, and 852,636 Shares, respectively, representing approximately 0.78%, 0.87%, 3.00%, 0.20%, 1.29%, and 5.20%, respectively, of the
          16.4 million Shares outstanding.

          As of January 31 2006, CLIG, through its control of CLIM, had sole voting and dispositive power with respect to all 1,859,437 Shares owned directly by the City of London Funds and the Accounts, representing approximately 11.34% of the 16.4 million Shares outstanding.

          As of January 31 2006, CLIM, in its capacity as investment adviser to the City of London Funds, had sole voting and dispositive power with respect to all 1,859,437 Shares owned directly by the City of London Funds and the Accounts, representing approximately 11.34% of the 16.4 million Shares outstanding.

          (c). Except as described below, no transactions in the Shares were effected by the Reporting Persons, or, to their knowledge, any of the persons identified in Item 2, since the filing of Amendment No. 3.

          ------------- ------------ ----------------- ------------ -----------
                                                       NUMBER OF
          NAME OF FUND  Trade DATE   TRANSACTION TYPE  SHARES       TRADE PRICE
          ------------- ------------ ----------------- ------------ -----------
          ACCOUNTS      11/28/2005   SELL                   860.00       14.22
          ------------- ------------ ----------------- ------------ -----------
          GEM           11/28/2005   SELL                 7,740.00       14.22
          ------------- ------------ ----------------- ------------ -----------
          GEM           11/30/2005   SELL                30,200.00     14.0387
          ------------- ------------ ----------------- ------------ -----------
          ACCOUNTS      12/12/2005   SELL                 6,664.00     14.5143
          ------------- ------------ ----------------- ------------ -----------
          GEM           12/12/2005   SELL                 5,236.00     14.5143
          ------------- ------------ ----------------- ------------ -----------
          ACCOUNTS      1/10/2006    SELL                 3,200.00      16.908
          ------------- ------------ ----------------- ------------ -----------
          ACCOUNTS      1/11/2006    SELL                25,410.00     16.7358
          ------------- ------------ ----------------- ------------ -----------
          GEM           1/11/2006    SELL                10,890.00     16.7358
          ------------- ------------ ----------------- ------------ -----------
          ACCOUNTS      1/17/2006    SELL                16,200.00     16.4611
          ------------- ------------ ----------------- ------------ -----------
          GEM           1/17/2006    SELL                 9,400.00     16.4611
          ------------- ------------ ----------------- ------------ -----------

                               (Page 4 of 5 Pages)

          ------------- ------------ ----------------- ------------ -----------
          ACCOUNTS      1/19/2006    SELL                16,200.00     16.3198
          ------------- ------------ ----------------- ------------ -----------
          ACCOUNTS      1/20/2006    SELL                27,300.00     16.2061
          ------------- ------------ ----------------- ------------ -----------
          ACCOUNTS      1/24/2006    SELL                25,500.00     15.8473
          ------------- ------------ ----------------- ------------ -----------
          ACCOUNTS      1/25/2006    SELL                 1,500.00       16.22
          ------------- ------------ ----------------- ------------ -----------
          ACCOUNTS      1/26/2006    SELL                59,140.00      16.491
          ------------- ------------ ----------------- ------------ -----------
          GEM           1/26/2006    SELL                29,760.00      16.491
          ------------- ------------ ----------------- ------------ -----------
          GFM I         1/26/2006    SELL                 9,900.00      16.491
          ------------- ------------ ----------------- ------------ -----------
          ACCOUNTS      1/27/2006    SELL                48,000.00     16.9563
          ------------- ------------ ----------------- ------------ -----------
          GEM           1/27/2006    SELL                24,000.00     16.9563
          ------------- ------------ ----------------- ------------ -----------
          GFM I         1/27/2006    SELL                 8,000.00     16.9563
          ------------- ------------ ----------------- ------------ -----------
          ACCOUNTS      1/30/2006    SELL                36,720.00     17.2528
          ------------- ------------ ----------------- ------------ -----------
          EWF           1/30/2006    SELL                 9,180.00     17.2528
          ------------- ------------ ----------------- ------------ -----------
          ACCOUNTS      1/31/2006    SELL                 9,702.00     17.3311
          ------------- ------------ ----------------- ------------ -----------
          EWF           1/31/2006    SELL                13,398.00     17.3311
          ------------- ------------ ----------------- ------------ -----------


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 3, 2006


                                          CITY OF LONDON INVESTMENT GROUP PLC


                                          /s/ Barry M. Olliff
                                          -------------------------
                                          Name: Barry M. Olliff
                                          Title: Director


                                          CITY OF LONDON INVESTMENT MANAGEMENT
                                          COMPANY LIMITED


                                          /s/ Barry M. Olliff
                                          -------------------------
                                          Name: Barry M. Olliff
                                          Title: Director